Paris, April 1, 2005

Sanofi-aventis concludes €10 billion in medium-term credit agreements with its banks to refinance the Aventis acquisition financing entered into in April 2004.

Sanofi-aventis announced today the simultaneous signature of a medium-term syndicated credit agreement amounting to €8 billion and four bilateral credit facilities amounting to €500 million each.

The syndicated credit agreement consists of two revolving credit lines each having a different maturity:

  a €5.5 billion five-year tranche with the possibility of extending the maturity up to seven years, and a €2.5 billion seven-year tranche.

The bilateral credit facilities have three-year maturities.

These new credit facilities totaling €10 billion, which follow the refinancing in January of the short-term €5 billion Tranche A facilitiy, allow sanofi-aventis to refinance substantially all of the syndicated acquisition financing put in place in April 2004. These operations significantly reduce sanofi-aventis’ credit costs.

Forward Looking Statements

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